May 9, 2025

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Bluemount Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed April 24, 2025
File No. 333-285843

On behalf of Bluemount Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 7, 2025 with respect to the Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-285843), filed on April 24, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Amendment No. 2 to Registration Statement on Form F-1

Application for Nasdaq Listing, page 197

1.Based on the disclosure in your financial statements, it appears that your total stockholders' equity was approximately $3.6 million as of December 31, 2024. Please tell us how you plan to comply with Nasdaq Listing Rule 5505(b)(3)(B) that requires companies listing on the Nasdaq Capital Market to have stockholders' equity of at least $4 million. Finally, revise your disclosure here to provide an update on the status of your Nasdaq application.

Response: The Company respectfully advises the Staff that as disclosed in the Company’s unaudited condensed consolidated statements of financial position included on page 52 of the Form F-1, the Company’s stockholders’ equity increased to HK$33.7 million (approximately US$4.3 million) as of September 30, 2024, therefore complying with Nasdaq Listing Rule 5505(b)(3)(B).

The Company is working with Nasdaq to clear on-going comments raised by Nasdaq on the listing application. As of the date hereof, the Company’s listing application has not been approved by Nasdaq.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick